Exhibit 99.5

Copyright © 2026 BetaNXT, Inc. or its affiliates. All Rights Reserved styleIPC Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m., New York time, on June 17, 2026) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Kingsoft Cloud Holdings Limited registered in the name of the undersigned on the books of the Depositary as of the close of business June 2, 2026 at the Annual General Meeting of the Shareholders of Kingsoft Cloud Holdings Limited to be held at Building D, Xiaomi Campus, No.33 Xierqi Middle Road, Haidian District, Beijing, China on June 30, 2026 at 10:00 a.m., Hong Kong time. NOTE: 1. Please direct the Depositary how it is to vote by marking an X in the appropriate box opposite the resolution. Kingsoft Cloud Holdings Limited PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Kingsoft Cloud Holdings Limited Annual General Meeting of Shareholders For Shareholders of record as of June 2, 2026 Tuesday, June 30, 2026 10:00 AM, Local Time BNY: PO BOX 505006, Louisville, KY 40233-5006 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 p.m. (New York time) on June 17, 2026 Have your ballot ready and please use one of the methods below for easy voting: Your vote matters! Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

Please mark vote as indicated in this example X

PROPOSAL	YOUR VOTE FOR	AGAINST	ABSTAIN
1. To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2025 and the reports of the directors of the Company (the **"Director(s)"**) and independent auditor thereon.	☐	☐	☐
2. To re-elect Mr. Qu Heng as a non-executive Director.	☐	☐	☐
3. To re-elect Mr. Zhang Duo as a non-executive Director.	☐	☐	☐
4. To re-elect Ms. Qu Jingyuan as an independent non-executive Director.	☐	☐	☐
5. To authorize the board of directors of the Company (the "**Board**") to fix the remuneration of the Directors.	☐	☐	☐
6. To re-appoint Ernst & Young as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the audit committee of the Board to fix their remuneration for the year ending December 31, 2026.	☐	☐	☐
7. To give a general mandate to the Directors to issue, allot and deal with additional shares of the Company (the "**Shares**") and/or American Depositary Shares of the Company (the "**ADSs**"), and/or sell and/or transfer Shares out of treasury that are held as treasury shares not exceeding 20% of the total number of issued Shares (excluding any treasury shares, if any) as at the date of passing this resolution (the "**Issuance and Resale Mandate**").	☐	☐	☐
8. To give a general mandate to the Directors to repurchase the Shares and/or ADSs not exceeding 10% of the total number of issued Shares (excluding any treasury shares, if any) as at the date of passing this resolution (the "**Repurchase Mandate**").	☐	☐	☐
9. Conditional upon the passing of resolutions no. 7 and no. 8, to extend the Issuance and Resale Mandate granted to the Directors to issue, allot and deal with additional Shares and/or ADSs, and/or sell and/or transfer Shares out of treasury that are held as treasury shares, in the capital of the Company by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company under the Repurchase Mandate.	☐	☐	☐
10.1 To approve and adopt the 2026 Share Incentive Plan.	☐	☐	☐
10.2 To approve and adopt the Scheme Mandate Limit.	☐	☐	☐
10.3 Conditional upon the passing of resolution no. 10.2, to approve and adopt the Service Provider Sublimit.	☐	☐	☐
11. To approve and confirm the 2024 Xiaomi Framework Agreement and the proposed revised annual caps for the two years of 2026 and 2027 for the provision of cloud services contemplated thereunder.	☐	☐	☐
12. To approve and confirm the 2025 Xiaomi Cooperation Framework Agreement (as amended by the Supplemental Agreement) and the proposed revised annual cap and/or proposed annual cap for the two years of 2026 and 2027 for the procurement of hardware equipment contemplated thereunder.	☐	☐	☐
13. To authorize any one executive Director (and its authorized person(s)) to (i) determine the relevant commercial terms of the 2025 Xiaomi Cooperation Framework Agreement (as amended by the Supplemental Agreement), (ii) sign or execute other documents or supplemental agreements or deeds relating to the 2025 Xiaomi Cooperation Framework Agreement (as amended by the Supplemental Agreement) on behalf of the Company, and (iii) do all such things and acts as he/she considers necessary or appropriate to give effect to the 2025 Xiaomi cooperation Framework Agreement (as amended by the Supplemental Agreement) and to complete the transactions contemplated thereunder.	☐	☐	☐
SPECIAL RESOLUTION			
14. To approve the amendments to the Second Amended and Restated Memorandum and Articles of Association of the Company; and to adopt the Third Amended and Restated Memorandum and Articles of Association of the Company.	☐	☐	☐

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

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